BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C
August 30, 2013 VIA EDGAR		WRITER’S DIRECT DIAL (650) 473-2630 WRITER’S E-MAIL ADDRESS pku@omm.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Montage Technology Group Limited
Registration Statement on Form S-1 (File No: 333-190671)

Dear Ms. Ravitz:

On behalf of Montage Technology Group Limited (the “Company”) we submit this letter on a confidential basis to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comment 2 of the Staff’s comment letter dated July 2, 2013, in which the Staff noted that it would delay assessment of the Company’s disclosure regarding share-based compensation pending inclusion of the estimated offering price range.

The Company supplementally advises the Staff that the Company intends to carry out a reverse share split of all outstanding ordinary and preferred shares at a ratio of 2.49:1 prior to pricing of the offering. Taking into account such reverse share split, the Company preliminarily estimates that the indicative price range for the offering may be between US$12.00 per share and US$14.00 per share, with a mid-point of US$13.00 per share. Such indicative price range would be equivalent to US4.82 per share to US$5.62 per share (with a mid-point of $5.22 per share) prior to the reverse share split. The Company notes that such price range is below the fair market values used in determining the exercise prices of all Company issuances of share options issued in 2013, as disclosed in the Registration Statement filed with the Commission on August 21, 2013.

†	In association with Tumbuan & Partners

The Company respectfully advises the Staff that the above preliminary estimated indicative price range represents the Company’s current belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a formal valuation process with the underwriters, which is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the preliminary estimated indicative price range provided above is subject to further change, which may result from various factors, including but not limited to market conditions and subsequent developments of the Company’s business. The formal indicative price range, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus.

*     *     *

If you have any questions or require any additional information with respect to this letter or the enclosed materials, please call Mark Voll, Chief Financial Officer of the registrant, at +86 21 6128-5678 extension 8618, Portia Ku of O’Melveny & Myers LLP at (650) 473-2630, or Eric Sibbitt of O’Melveny & Myers LLP at (415) 984-8777.

Sincerely,

/s/ Portia Ku

PORTIA KU

of O’Melveny and Myers LLP